14455 N. Hayden Road Scottsdale, AZ 85260

July 27, 2018

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Joyce Sweeney, Senior Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	GoDaddy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 9, 2018
(File No. 001-36904)
Ladies and Gentlemen:
GoDaddy Inc. (“GoDaddy”, the “Company”, “we,” “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2018 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed on February 27, 2018 and the Company’s Form 10-Q for the quarterly period ended March 31, 2018 filed on May 9, 2018.
In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response to the Staff’s comments.
Form 10-Q for the Quarterly Period Ended March 31, 2018
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1.
We note your response to prior comment 1. Please revise to describe the nature of the services provided for your domain registry services performance obligation and the judgments and assumptions made in concluding that this represents a single performance obligation. Refer to ASC 606-10-50-12.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we will include such disclosure in future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2018.

2.
We note your response to prior comment 3. Please tell us the amount of amortization expense related to prepaid domain registry fees for the quarter ended March 31, 2018 and whether you believe such fees are contract fulfillment costs. If so, disclose the amount of amortization expense recognized during the period. Refer to ASC 340-40-25-5 and ASC 340-40-50-3(b).

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered ASC 340-40-25-5 through 25-7 and ASC 340-40-50-3(b). We determined that the fees we pay to registries for each annual increment of domain name registrations and renewals are contract fulfillment costs. Accordingly, such fees are capitalized as prepaid domain name registry fees and are amortized to cost of revenue over the corresponding domain name registration service contract term in accordance with ASC 340-40-35-1.
During the three months ended March 31, 2018, amortization of prepaid domain name registry fees of approximately $145 million was recognized in cost of revenue. We will include disclosure of amortization recognized on contract fulfillment costs in future filings, beginning with our Form 10-Q for the quarterly period ended June 30, 2018.

U.S. Securities and Exchange Commission
July 27, 2018

Please direct any questions or comments regarding this letter to the undersigned at (480) 505-8800 or nima@godaddy.com.
Sincerely,
/s/ Nima Kelly

Nima Kelly
Executive Vice President & General Counsel

cc:	Ray E. Winborne
GoDaddy Inc.

Rezwan D. Pavri
Wilson Sonsini Goodrich & Rosati